April 20, 2007

Michael L. Weiner
Chief Executive Officer
Biophan Technologies, Inc.
150 Lucius Gordon Drive, Suite 215
West Henrietta, New York 14586

> **Re:** **Biophan Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 26, 2007**
> **File No. 333-138632**

Dear Mr. Weiner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We are unable to agree with the analysis in your response to comment 1. It appears that the terms of your private placement as they existed at the time you filed the registration statement have been changed based on the status of the pending registration statement. Therefore, please expand your response to analyze the materiality of any potential resulting liability.

2. We note from your response to prior comment 1 that this transaction is operating in substance as a primary offering of your securities through the selling shareholders. In this regard, we note that, when you were obligated to make cash payments on the notes, the parties elected to forbear the payments until you could issue freely tradable shares at a discount to the market price in lieu of the cash payments. We also note that the issuer, not only the investor, has the right to determine whether the notes will be converted into securities. In a primary offering by a company that is not eligible to use Form S-3, you

should not file the registration statement for the "resale" offering until after conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). In the registration statement as refiled, you should identify the selling stockholders as underwriters and include a fixed price at which the underwriters will sell the securities for the duration of the offering.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   William E. Kelly, Esq. – Nixon Peabody LLP